Blanco Whiskey Corporation

ANNUAL REPORT

6462 N US Hwy 281
Blanco, TX, TX 78606
5124662884
https://www.andalusiawhiskey.com/

This Annual Report is dated April 30, 2026.

BUSINESS

As Blanco Whiskey Corporation ("Andalusia Whiskey Co." or the "Company"), we are a premium craft whiskey distillery with a passion for producing exceptional handcrafted spirits. Our distillery is located in the heart of the Texas Hill Country, where we draw inspiration from the region's rich history and natural beauty. We believe that investing in our company is valuable for several reasons. Firstly, we have a strong commitment to quality and craftsmanship, using only the finest ingredients and traditional production methods to create our whiskeys. This dedication to excellence has garnered us a loyal customer base and critical acclaim. Secondly, the craft whiskey industry is experiencing significant growth as consumers seek unique and authentic spirits, presenting a promising opportunity in this expanding market.

Source:
https://www.globenewswire.com/en/news-release/2023/07/17/2705371/28124/en/Global-Whiskey-Market-Overview-Report-2023-2028-Craft-Distilleries-and-Innovation-Unleashing-the-Power-of-Tradition-and-Experimentation-in-the-125-Billion-Market.html

Corporate History

The Company was originally formed on 9/18/2014 as Blanco Valley Distillers, LLC, a Texas limited liability company, and operated under the fictitious business name (ie, "doing business as" name) Andalusia Whiskey Co.

As part of the Company's 2023 reorganization, on 10/10/2023, a new C corporation was formed under Delaware law, Blanco Whiskey Corporation. The then-existing members of Blanco Valley Distillers, LLC completed a share exchange with the new corporation, Blanco Whiskey Corporation, to become common stock shareholders in the corporation and the corporation became the 100%-owned parent company of Blanco Valley Distillers, LLC in October 2023, with the Company's business operations continuing under the Blanco Valley Distillers, LLC subsidiary.

On 10/11/2023, a new limited liability company was also formed under Texax law, Blanco WhiskyLand, LLC, which is 100% owned by Blanco Whiskey Corporation. The real property located in Blanco, TX, where the Company's operations are headquartered, was then transferred from Blanco Valley Distillers, LLC to Blanco WhiskyLand, LLC in October 2023.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 4,000,000
Use of proceeds: Exchange of existing LLC's members' membership interests for common stock of the new Corporate parent entity
Date: October 05, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:
Year ended December 31, 2024 compared to year ended December 31, 2025
Revenue
Revenue for fiscal year 2024 was $926,926 compared to $896,563 in fiscal year 2025. This slight decline reflects the overall downturn in consumer spending considering the current economic environment.
Cost of sales

Cost of Sales for fiscal year 2024 was $313,169 compared to $161,061 in fiscal year 2025. This decrease in COGS is from a decrease in production due to the slowing of sales.

Gross margins

Gross margins for fiscal year 2024 were $613,757 compared to $735,502 in fiscal year 2022.

Expenses

Expenses for fiscal year 2024 were $1,109,642 compared to $934,317 in fiscal year 2025. This decrease in expenses came from trimming payroll and decreasing production.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because recent production expansion will allow for more product sales. Past cash was primarily generated through product sales, a bank loan, & an SBA loan. Our goal is to expand our distribution footprint into new states.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 85000.

Debt

Creditor: SBA Loan
Outstanding balance: $632,600.00
Interest rate: 3.75%

Creditor: Frontier Bank of Texas
Outstanding balance: $1,680,404.00
Interest rate: 6%

Creditor: First-Citizens Bank & Trust Company
Outstanding balance: $34,240.00
Interest rate: 5%
Material terms: Loan for funds to lease a warehouse forklift.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Thomas Carter Erwin

Thomas Carter Erwin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO & Director
• Dates of Service: October 2014 — Present
• Responsibilities: I am responsible for day to day employee mangement, payroll, office functions, and operations at the distillery. I also work in production and do marketing work around the state. Salary: 60,000/yr

---

Name: Ty Adams Phelps

Ty Adams Phelps's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: President, CFO & Director
• Dates of Service: October 2014 — Present
• Responsibilities: I manage production operations and employees. I also perform out-of-area sales trips throughout Texas. Salary: 60,000/yr

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Thomas Erwin
Amount and nature of Beneficial ownership: 1,578,947
Percent of class: 39.47%

Title of class: Common Stock
Stockholder Name: Ty Phelps
Amount and nature of Beneficial ownership: 1,578,947
Percent of class: 39.47%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 5,000,000
• Outstanding: 4,000,000
• Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below.
• Material Rights: Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be

more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can

cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Market Saturation
The craft whiskey industry has seen substantial growth, leading to increased competition. The market may become saturated with new entrants, making it harder to gain and retain market share.

Regulatory Compliance

The alcohol industry is subject to extensive and evolving regulations at the federal, state, and local levels. Changes in laws or regulatory requirements can have a significant impact on production, distribution, and sales.

Supply Chain Disruptions
Any disruption in the supply chain, such as shortages of quality ingredients, barrels, or packaging materials, could impact production and lead to increased costs.

Distribution Challenges
Expanding distribution beyond the local market may be challenging due to the highly regulated nature of the alcohol industry and the need for compliance with various state and international laws.

Economic Downturns
The demand for premium spirits may be sensitive to economic downturns, as consumers may reduce discretionary spending on luxury goods, including craft whiskey.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Blanco Whiskey Corporation

By /s/ *Thomas Erwin*

Title: CEO

By /s/ *Thomas Erwin*

Name: <u>Thomas Erwin</u>
Title: CEO

By /s/ *Ty Phelps*

Name: <u>Ty Phelps</u>
Title: CFO and President

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet - copy

Andalusia Whiskey Company DSP-TX-20063
As of December 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
3441 Expansion Account	204.72
4034 Andalusia Whiskey Corporation	61,798.10
8557 Operating Account	1,055.22
Blanco National Bank	6,076.08
Change drawer	450.00
Morgan Stanley Bank, N.A. (LOC)	0.00
PayPal Credit	0.00
Total for Bank Accounts	**$69,584.12**
Accounts Receivable	
Accounts Receivable	0.00
Total for Accounts Receivable	**$0.00**
Other Current Assets	
Equipment deposits	0.00
Inventory on hand (distillery)	362,931.01
Payroll Clearing	41.20
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total for Other Current Assets	**$362,972.21**
Total for Current Assets	**$432,556.33**
Fixed Assets	
Accumulated Depreciation	-845,255.00
Building Old	$479,266.08
Bar construction	0.00
Capitalized interest	0.00
Electrical	0.00
Fabrication	0.00
HVAC	0.00
Slab	0.00
Steel frame	0.00
Windows	0.00
Total for Building Old	**$479,266.08**
Construction in Progress	27,259.21

Balance Sheet - copy

Andalusia Whiskey Company DSP-TX-20063
As of December 31, 2025

	Total
Equipment	$193,493.65
Barrels	58,913.61
Distillery Equipment - Asset	16,041.44
Equipment 23	662,496.01
Furnishings	656.94
Furniture 23	1,616.08
Oak barrels	72,212.69
Rainwater collection equipment	0.00
Sign	0.00
Still	0.00
Tanks	2,591.31
Total for Equipment	**$1,008,021.73**
Land	346,800.00
Land improvements	53,844.00
New buildings	400,922.00
Storage Container 4.23.2025	7,650.00
Used Distillery Equipment	8,465.00
Total for Fixed Assets	**$1,486,973.02**
Other Assets	
Accumulated Amortization of Other Assets	-8,219.00
Loan Fees	26,395.72
Total for Other Assets	**$18,176.72**
Total for Assets	**$1,937,706.07**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-3,317.45
Total for Accounts Payable	**-$3,317.45**
Credit Cards	
American Express Business	406.56
American Express Credit Card	0.00
Andalusia Capital One Visa	-5,829.19
Chase 8681	9,690.82
OLD Chase CC	0.00

Cash Basis Tuesday, March 31, 2026 01:29 PM GMT-05:00

Balance Sheet - copy

Andalusia Whiskey Company DSP-TX-20063
As of December 31, 2025

	Total
Total for Credit Cards	**$4,268.19**
Other Current Liabilities	
Advance from Tommy	0.00
Fork Lift	15,399.23
Frontier Loan	-96,715.25
Line of Credit - MS	0.00
Loan - T. Erwin	0.00
Loan - Ty Phelps 30 Day Loan	-6,500.00
Loan - Ty Phelps 60 day loan	0.00
N/P - Brewhouse	42,721.07
PayPal LOC	0.00
Payroll Liabilities	
Federal Taxes (941/944)	-0.02
Federal Unemployment (940)	0.00
TX Unemployment Tax	0.00
Total for Payroll Liabilities	**-$0.02**
Square Gift Card	0.00
Square Tips	0.00
Unassigned Tax Agency for Apps Payable	$6,358.12
Unassigned Tax Agency for Apps Payable - pymts	-100,597.73
Total for Unassigned Tax Agency for Apps Payable	**-$94,239.61**
Total for Other Current Liabilities	**-$139,334.58**
Total for Current Liabilities	**-$138,383.84**
Long-term Liabilities	
Frontier Long Term Portion	1,121,613.19
N/P - PPP	0.00
SBA Loan	-72,818.00
Total for Long-term Liabilities	**$1,048,795.19**
Total for Liabilities	**$910,411.35**
Equity	
Capital Contribution - Cathy Nairn	30,248.00
Capital Contributions - Angus Shuureman	20,417.00
Capital Contributions - Geordie Schuurman	20,163.00
Capital Contributions - Jack Phelps	20,163.00
Capital Contributions - Jake Ashley	20,417.00
Capital Contributions - Jon Phelps	20,163.00
Capital Contributions - Mike Ashley	40,328.00

Balance Sheet - copy

Andalusia Whiskey Company DSP-TX-20063
As of December 31, 2025

	Total
Capital Contributions- Rodney Nairns	30,248.00
Capital Contributions- Tommy	777,621.09
Capital Contributions - Ty Phelps	346,800.00
Capital Contributions - William Erwin	60,490.00
Capital Draws - Ty	19,052.10
Capital Investment	349,980.00
Capital Investment - Kim Mizner	40,328.00
Capital Investment - Rebecca Rosberg	20,163.00
Crowd Funding 2023	796,997.28
Distribution - Cathy Nairn	0.00
Distribution - Geordie Schurrman	0.00
Distribution - Jack Phelps	0.00
Distribution - Jon Phelps	0.00
Distribution - Kim Mizner	0.00
Distribution - Lee Erwin	0.00
Distribution - Mike Ashley	0.00
Distribution - Rebecca Rosburg	0.00
Distribution - Rodney Nairn	0.00
Distribution - Tommy Erwin	-163,391.40
Distribution - Ty Phelps	-40,265.18
Opening Balance Equity	3,825.00
Owner's Equity	-200.36
Paid in Capital - PPP	0.00
Retained Earnings	-1,236,416.36
Net Income	-149,835.45
Total for Equity	**$1,027,294.72**
Total for Liabilities and Equity	**$1,937,706.07**

Profit and Loss

Andalusia Whiskey Company DSP-TX-20063
January-December, 2025

	Total
Income	
Sales	847,265.59
Sales of Product Income	16,220.40
Services	9,078.13
Tour Revenue	23,999.75
Total for Income	**$896,563.87**
Cost of Goods Sold	
Bar Snacks	1,270.09
Bar Supplies	48,225.13
Bottles	13,662.45
Bottling supplies	6,965.50
Distillery Supplies	19,912.26
Freight and Shipping Costs	1,285.55
Malt	31,320.80
Merchant Account Fees	17,407.79
Purchases - Resale Items	21,012.21
Total for Cost of Goods Sold	**$161,061.78**
Gross Profit	**$735,502.09**
Expenses	
Accountant	2,313.00
Advertising and Promotion	41,305.48
Automobile Expense	$873.18
Fuel	1,672.22
Total for Automobile Expense	**$2,545.40**
Bank Service Charges	2,944.84
Building Supplies	9.71
Clover Lease	8,814.57
Contractor	63,841.07
Decor Expense	47.60
Depletion allowance	3,667.44
Distillery Equipment	734.99
Donations	9,450.00
Dues and Subscriptions	13,749.42
Equipment rental	1,958.10
Event Entertainment	6,769.17
Event Rentals	711.15

Profit and Loss

Andalusia Whiskey Company DSP-TX-20063
January-December, 2025

	Total
Excise Tax	16,510.76
Facilities Water Delivery	6,750.00
Insurance Expense	$26,321.56
AFLAC	2,904.48
Health	29,639.79
Total for Insurance Expense	**$58,865.83**
Interest Expense	10,263.71
Legal & Professional Fees	9,960.75
Licenses & fees	579.19
Meals and Entertainment	18,092.45
Office Supplies	1,715.89
Payroll Expenses	
Garnishment	-263.50
Owner's Salary	299,999.91
Payroll fees	6,947.18
Taxes	35,628.96
Wages	$152,416.41
Car Allowance	4,500.00
Cash Tips	-3,748.08
Total for Wages	**$153,168.33**
Total for Payroll Expenses	**$495,480.88**
Permits	392.00
Professional Fees	19,544.38
Repairs and Maintenance	29,143.41
Security	541.10
Small tools & equipment	353.92
StartEngine Fees	4,200.00
Tasting Room Supplies	410.70
Taxes Paid	46,148.18
Telephone Expense	5,111.29
Trash service	3,625.58
Travel Expense	$4,649.93
Airlines	1,807.51
Lodging	7,420.39
Parking	576.44
Taxis/Rideshares	380.83
Total for Travel Expense	**$14,835.10**

Cash Basis Tuesday, March 31, 2026 01:29 PM GMT-05:00

Profit and Loss

Andalusia Whiskey Company DSP-TX-20063
January-December, 2025

	Total
Utilities	$16,791.05
Propane	16,001.82
Total for Utilities	**$32,792.87**
Total for Expenses	**$934,179.93**
Net Operating Income	**-$198,677.84**
Other Income	
Crowd Funding Campaign	51,829.60
Total for Other Income	**$51,829.60**
Other Expenses	
Ask My Accountant	2,987.21
Total for Other Expenses	**$2,987.21**
Net Other Income	**$48,842.39**
Net Income	**-$149,835.45**

Cash Basis Tuesday, March 31, 2026 01:29 PM GMT-05:00

Statement of Cash Flows

Andalusia Whiskey Company DSP-TX-20063
January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-89,015.25
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-60,820.20
American Express Business	-7,137.22
Andalusia Capital One Visa	-18,449.71
Chase 8681	-2,249.97
Fork Lift	-14,061.24
Frontier Loan	-97,908.77
Loan - Ty Phelps 30 Day Loan	-6,500.00
N/P - Brewhouse	-16,049.16
Payroll Clearing	-41.20
Unassigned Tax Agency for Apps Payable	364.53
Unassigned Tax Agency for Apps Payable:Unassigned Tax Agency for Apps Payable - pymts	-41,346.92
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$264,199.86**
Net cash provided by operating activities	**-$353,215.11**
INVESTING ACTIVITIES	
Equipment:Barrels	-67.99
Equipment:Distillery Equipment - Asset	-10,758.91
Equipment:Oak barrels	-2,572.69
Storage Container 4.23.2025	-7,650.00
Net cash provided by investing activities	**-$21,049.59**
FINANCING ACTIVITIES	
Capital Contributions- Tommy	90,000.00
Capital Investment	349,980.00
Distribution - Tommy Erwin	-125,057.99
Distribution - Ty Phelps	-1,931.77
Opening Balance Equity	3,825.00
SBA Loan	-37,992.00
Net cash provided by financing activities	**$278,823.24**
NET CASH INCREASE FOR PERIOD	**-$95,441.46**
Cash at beginning of period	**$165,025.58**
CASH AT END OF PERIOD	**$69,584.12**

Tuesday, March 31, 2026 01:31 PM GMT-05:00

| | Common stock | | Paid-in | Accumulated | Stockholders' |
	Shares	Amount	Capital	Deficit	Deficit
Inception	-	$ -	$ -	$ -	#REF!
Issuance of founders stock	4,000,002	400	-	-	#REF!
Contributed capital	-	-	-	-	#REF!
Net income (loss)	-	-	-	-	#REF!
11-Oct-23	4,000,002	$ 400	$ -	$ -	#REF!
Shares issued for cash	277,790	-	128,537	-	#REF!
Net income (loss)	-	-	-	48,776	#REF!
31-Dec-23	#REF!	#REF!	#REF!	#REF!	#REF!

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

Blanco Whiskey Corporation was formed on 10/10/2023 ("Inception") in the State of DE The financial statements /of Blanco Whiskey Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in /accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Blanco,Texas.

Blanco Whiskey Corporation distills and markets Spirits such as Whiskey, Rum, and Brandy for sale through traditional distribution in Texas and through mail order across the US.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of merchandise and spirits both on and off premise when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed

and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company holds debt in the form of:
SBA loan for $632,700
Frontier Bank of Texas Loan for $1,146,093.61

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
The company contracts our barrels year to year with Kelvin Cooperage and Independent Stave Cooperage.
The company also contracts our Malted Barley year to year with Great Western Malting.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 4,000,002 shares of our common stock with par value of $400.00. As of 12/31/2025 the company has currently issued 277,790 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through 4/18/2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Thomas Erwin, the CEO of Blanco Whiskey Corporation, hereby certify that the financial statements of Blanco Whiskey Corporation and notes thereto for the periods ending 12/31/23 and 12/31/24 included in this form C offering are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Blanco Whiskey Corporation has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Statement Certification has been executed as of 4/9/2026.

_____ (signature)

_____CEO_____ (Title)

_____04/09/2026_____ (date)